Exhibit 99.1

NEWS RELEASE

Contact:	Mike Geller	Trevor Gibbons	Stacy Feit
	Edelman	Edelman	Financial Relations Board
	(212) 729-2163	(212) 704-8166	(213) 486-6549

ASHFORD PRIME FILES LAWSUIT AGAINST SESSA

Alleges False Claims, Material Misrepresentations and Omissions Were Intended to
Mislead Ashford Prime Shareholders

DALLAS, Feb. 25, 2016 /PRNewswire/ -- Ashford Hospitality Prime, Inc., (NYSE: AHP) (“Ashford Prime” or the “Company”) a real estate investment trust (REIT) focused on investing in luxury hotels located in resort and gateway markets, today announced that it has filed a complaint against Sessa Capital (“Sessa”) and its proposed director nominees John E. Petry, Philip B. Livingston, Lawrence A. Cunningham, Daniel B. Silvers and Chris D. Wheeler. The lawsuit, which was filed in the United States District Court for the Northern District of Texas, seeks an injunction to prevent Sessa from proceeding with a proxy contest to seize control of the Company’s Board of Directors that it believes is based on numerous false claims, material misrepresentations and omissions intended to mislead Ashford Prime and its shareholders and benefit the narrow, short-term interests of Sessa. In doing so, Ashford Prime brought this lawsuit in order to protect its public shareholders from having to vote on Sessa’s slate with incomplete and materially misleading information about who Sessa's nominees are, and what they plan to do should they obtain control of Ashford Prime’s Board.
Through its complaint, the Company asserts that Sessa violated federal securities laws by failing to provide shareholders with basic and important legally-required information about its plans and strategy for the Company and its assets, refusing to disclose the material economic risks associated with achieving Board control, repeatedly making false and misleading statements about alleged increases to the size of the Company’s termination fee and the value of the consideration received as part of the Company’s issuance of preferred shares to operating partnership unit holders, and finally, failing to disclose certain information regarding its purported nominees. Through these violations, Sessa has deprived Ashford Prime shareholders of crucial information required to make an informed voting decision.
Most notably, the lawsuit asserts that Sessa failed to address the material financial risks associated with its effort to take control of the Board, including the potential triggering of covenants in the Company’s credit and advisory agreements, which would require the Company to pay hundreds of millions of dollars to its contractual counterparties.  The Company believes that these omissions were intended to mislead Ashford Prime’s shareholders into supporting Sessa and its controlling slate in order to effectuate a short-sighted and irresponsible strategy aimed at forcing a quick sale of the Company to the detriment of other shareholders.
The lawsuit also seeks to cause Sessa to disclose that its purported notice of nomination violates the Company’s bylaws, and that its efforts to nominate directors are therefore invalid. The Company asserts that Sessa violated the bylaws by ignoring the Company’s numerous requests for additional information and failing to provide sufficient advance notice required for the evaluation of its proposed slate of directors.
Additionally, the lawsuit asserts that, based on an independent investigation, the Company has identified several significant misrepresentations relating to the proposed nominees’ trading history and qualifications, including apparent resume padding and potential violations of insider trading laws made by one of Sessa’s director nominees. These alarming findings raise serious questions about the intentions of Sessa’s campaign and the qualifications of its proposed nominees.
Despite Sessa’s disruptive efforts, including the filing of frivolous litigation and launch of an expensive proxy contest against the Company, the management of Ashford Prime and its Board remain firmly committed to maximizing value for all shareholders and are continuing to conduct a thorough review of strategic alternatives, including a potential sale of the Company.
This lawsuit is separate from the frivolous and meritless complaint brought by Sessa in the Circuit Court for Baltimore City, Maryland on February 3, 2016, which the Company continues to dispute and vigorously defend itself against.

Ashford Prime has retained Cadwalader, Wickersham & Taft LLP as legal counsel on this matter.
Forward-Looking Statements
Certain statements and assumptions in this press release contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties.  When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements.  Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Prime's control.
These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; and the degree and nature of our competition.  These and other risk factors are more fully discussed in Ashford Prime's filings with the Securities and Exchange Commission (the “SEC”).
The forward-looking statements included in this press release are only made as of the date of this press release.  Investors should not place undue reliance on these forward-looking statements.  We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.
Important Information
Ashford Hospitality Prime, Inc. (“Ashford Prime”) plans to file with the SEC and furnish to its stockholders a Proxy Statement in connection with its 2016 Annual Meeting, and advises its stockholders to read the Proxy Statement relating to the 2016 Annual Meeting when it becomes available, because it will contain important information. Stockholders may obtain a free copy of the Proxy Statement and other documents (when available) that Ashford Prime files with the SEC at the SEC’s website at www.sec.gov. The Proxy Statement and these other documents may also be obtained for free from Ashford Prime by directing a request to Ashford Hospitality Prime, Inc., Attn: Investor Relations, 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254 or by calling (972) 490-9600.
Certain Information Concerning Participants
Ashford Prime, its directors and named executive officers may be deemed to be participants in the solicitation of Ashford Prime’s stockholders in connection with its 2016 Annual Meeting. Stockholders may obtain information regarding the names, affiliations and interests of such individuals in Ashford Prime’s proxy statement dated April

17, 2015, which is filed with the SEC. To the extent holdings of Ashford Prime’s securities have changed since the amounts printed in the proxy statement, dated April 17, 2015, such changes have been reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

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